PHYSICAL SPA & FITNESS INC.
No. 1 Matheson Street, 40/F, Tower One, Times Square
Causeway Bay, Hong Kong

January 19, 2007

Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Physical Spa & Fitness Inc.
        Preliminary Information Statement on Schedule 14C
        Filed November 24, 2006; Amended January 8, 2007
        File No. 000-26573

Dear Mr. Stickel:

We are in receipt of your comment letter dated January 11, 2007 to Physical Spa & Fitness Inc. (the “Company”). On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Introduction, page 5

1.
Noting your response to our prior comment 7, please disclose in the Introduction that Mr. Luk proposed the share exchange, that no other restructuring plans were prepared or considered, and that no other bids were sought related to the spa and fitness business.

We have complied with the request of the Commission, and have disclosed in the Introduction that Mr. Luk proposed the share exchange, that no other restructuring plans were prepared or considered, and that no other bids were sought related to the spa and fitness business.

Market for Common Stock and Related Matters, page 16

2.	For purposes of consistency, please revise the table to disclose the information for the months of October, November, and December of 2006, and January of 2007.

We have complied with the request of the Commission and have revised the trading range table to disclose the share price information for the months of October, November, and December of 2006, and January of 2007.

Security Ownership of Certain Beneficial Owners and Management, page 26

3.
We note your response to our prior comment 5 and reissue in part. Please confirm that the number of shares outstanding in footnote 2 includes the shares awarded under the 2006 Non-Qualified Employee Stock Compensation Plan as referenced on page 17 or revise accordingly.

As suggested by the staff, we have revised footnote 2 to include the 1,480,000 shares of common stock issued pursuant to the 2006 Non-Qualified Employee Stock Compensation Plan as referenced on page 17. The number of shares of common stock now disclosed in footnote 2 to be outstanding is 11,481,283.

4.
Also, given that the Pledge Agreement seems ambiguous as to who has the right to vote the 1,500,000 shares pledged absent a default on the loan, please provide your legal support or analysis for determining that Mr. Luk retains the right under California law.

Perhaps, in our prior response to the Commission, we did not adequately emphasize the language of the Stock Pledge Agreement, dated September 30, 1997 (the “Agreement”), between Mr. Luk, as Pledgor, and the Company, as Pledgee, which provides for a contractual granting of certain voting rights by the Pledgor to the Pledgee in the event of a default under the Loan Agreement. Such language is contained in Section 2(d) of the Agreement, and it is the only language in the Agreement that addresses voting rights. It states the following:

In the event of default under the Loan Agreement, Pledgee shall have an irrevocable proxy to vote all the Pledged Shares, with full power of substitution, at all meetings and actions without meeting and any action for which shareholder consent is required or given. This proxy coupled with an interest may not be revoked while the Loan is outstanding.

The Agreement only gives the Company, as Pledgee, an irrevocable proxy to vote the 1,500,000 Pledged Shares in the event of a default under the Loan Agreement, and it does not otherwise impair the Pledgor’s rights to vote the Pledged Shares in any other circumstances. These are rights that are established by statute, in particular, Section 212(a) of the Delaware General Corporation Law, which states, in part, that “each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.”

Since Section 212(a) of the Delaware General Corporation Law confers these voting rights on the shareholder, they can only be bargained away with an express writing. Otherwise, these rights remain with the shareholder.

Inasmuch as the Agreement is the only express writing between the parties, and it does not transfer any of the Pledgor’s rights to vote except in cases of default, the Pledgor retains all other voting rights.

In addition to the foregoing statutory analysis, rules of contract interpretation support the same conclusion. These rules, however, are set forth in cases decided under the laws of the State of California, which is the governing law of the Agreement. The California Court of Appeals rendered a decision in a leading case which is analogous to the facts at hand, Pearl v. General Motors Acceptance Corp., 13 Cal. App. 4th 1023., 16 Cal Rptr. 2d 805 (Court of Appeals, Fourth Appellate District, Division One, February 24, 1993). In Pearl, the Court held that the Pledgor did not waive his right to terminate the pledge agreement because there was no express language in the contract which stated that he was waiving the right to terminate, and because the pledgee drafted the contract, it was to be construed against the pledgee. Likewise, in Mr. Luk’s case, there is no express language in the Agreement transferring any other voting rights to Pledgee, and he was not the draftsman of the Agreement.

We believe the holding of the Pearl case as well as general principles of interpretation of contracts under California law support our belief that Mr. Luk, as Pledgor, currently has the right to vote the 1,500,000 Pledged Shares. There has been and there is currently no default under the Loan Agreement, so the language of Section 2(d) would not be relevant. There is no other express language in the Agreement by which Mr. Luk, as Pledgor, agreed to forfeit his right to vote the 1,500,000 shares to the Company. Accordingly, Mr. Luk retains the right to vote the Pledged Shares.

Reasons for the Share Exchange Agreement and Disposal Agreement, page 28

5.	Please disclose whether in assessing the transaction the Board considered the fact that no other restructuring plans were prepared or considered.

As requested by the Commission, we have revised the disclosure to clarify that in assessing the transaction, the Board of Directors did consider the fact that no other restructuring plans were prepared or considered.

Opinion of Financial Advisor, page 30

6.	Please revise to include the basis for the assumptions that you have provided to us.

As requested by the Commission, we have revised the disclosure on pages 32 and 33 of the Information Statement to include the basis for the assumptions that we have previously provided to the Commission.

7.
We note your response to our prior comment 11. Please tell us to what extent the proxy companies were representative of Good Partner Limited, such as how they compared in regard to the number, size, and type of properties, as well as the particular property locations within Hong Kong.

As requested by the Commission, attached as Exhibit A to this response letter is a spread sheet that provides information on the proxy companies, such as how they compare to the number, size, and type of properties, as well as the particular property locations of properties owned by Good Partner Limited (“Good Partner”).

Good Partner is engaged in the residential property investment business in Hong Kong with its properties situated in the Hung Hom district of Hong Kong. The proxy companies are listed companies on the Hong Kong stock exchange, and have a relatively large asset base and large scale of operations. The number, size and type of properties that they own differ, to a large degree, from the properties of Good Partner. In addition, the particular location within Hong Kong of their properties often differs, and their operations are certainly more diversified than that of Good Partner. Despite some of these dissimilarities, the proxy companies were chosen because of their recent activity in the Hong Kong real estate market and their business plans, which are similar to Good Partner’s business plan to operate as a publicly traded real estate vehicle, as set forth in the Information Statement.

Although the sizes of the proxy companies are different from that of Good Partner, Nuada Limited (“Nuada”) believes that the proxy companies provided an adequate and reliable basis for its fairness opinion. Moreover, Nuada believes that market factors in the Hong Kong real estate market, more so than just the size of operation of these proxy companies, are what make them comparable to Good Partner.

The following market factors and market risks are the same for all of the proxy companies and Good Partner, including (i) adverse changes in national or economic conditions; (ii) adverse local market conditions; (iii) the financial conditions of tenants; (iv) changes in availability of debt financing; (v) changes in interest rate and other operating expenses; (vi) changes in environmental laws and regulations, zoning laws and other government rules and fiscal policies; (vii) competition among property owners for tenants; and (viii) illiquidity of real estate investments. Nuada believes that these market risks are common to the proxy companies as well as Good Partner; however, the degree of exposure to these market risks differs for each of the companies.

As mentioned before, the asset base and size of operation of the proxy companies are much larger than that of Good Partner. Accordingly, the proxy companies are able to diversify their operations and reduce their business risk. By contrast, Good Partner has not yet achieved any benefits of diversification. Nuada factored this lack of business diversification into the discount rate used for Good Partner, which, of course, reduced the value of Good Partner for purposes the fairness opinion.

*****

If you have any comments or questions regarding our response, please contact Harold H. Martin, our securities counsel at Martin & Pritchett, P.A., at (704) 584-0268.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

Encl.
cc: Harold H. Martin, Esq.

ACKNOWLEDGMENT

In connection with the foregoing response, the Company hereby makes the following acknowledgment:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHYSICAL SPA & FITNESS INC.

By:	/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

EXHIBIT A

Name of Proxy Company	Stock Code	Name	Size Rentable Area	Type	Location

			sq.m.
GZI REIT Asset Management Limited	405.HK	White Horse	48,906	Retail/office	Guangzhou, China
		Fortune Plaza	16,872	Retail/office	Guangzhou, China
		City Development Plaza	37,890	Retail/office	Guangzhou, China
		Victory Plaza	19,046	Retail	Guangzhou, China

			sq.ft.
Prosperity Real Estate Investment Trust	808.HK	The Metropolis Tower	271,418	Grade A office	Hung Hom, Hong Kong, China
		MLC Millennia Plaza	217,955	Grade A office	North Point, Hong Kong, China
		Harbourfront Landmark Property	77,021	Grade A office	Hung Hom., Kowloon, China
		Modern Warehouse	240,000	Industrial/office	Kwun Tong, Hong Kong, China
		Trendy Centre	173,764	Industrial/office	Cheung Sha Wan, Kowloon, China
		Prosperity Center Property	134,307	Industrial/office	Kwun Tong, Hong Kong, China
		New Treasure Centre Property	86,168	Industrial/office	San Po Kong, Hong Kong, China

			sq.m.
The Link Real Estate Investment Trust	823.HK	District Center	468,531	retails/carparks	Throughout Hong Kong, China
		Local Center	345,887	retails/carparks	Throughout Hong Kong, China
		Estate Center	119,438	retails/carparks	Throughout Hong Kong, China
		Shops	26,785	retails/carparks	Throughout Hong Kong, China

			appr.sq.ft.
Good Partner Limited	N/A	The Metropolis Residence	3,100	Residential	Hung Hom., Kowloon, China